EXHIBIT 99.1

Seacoast BANKING CORPORATION OF FLORIDA	News Release

Dennis S. Hudson, III

President and Chief Executive Officer

Seacoast Banking Corporation of Florida

(772) 288-6086

William R. Hahl

Executive Vice President/

Chief Financial Officer

 (772) 221-2825

SEACOAST REPORTS ON IMPACT OF HURRICANE FRANCES

AND COMMUNITY RELIEF PROGRAMS

STUART, FL., September 9, 2004 – One day after Hurricane Frances swept through Florida’s east coast, the Business Continuity Team at First National Bank, the operating arm of Seacoast Banking Corporation, began assessing buildings and power outages left behind by Hurricane Frances.  On Tuesday, the first business day following the storm, First National opened four branches.  By Wednesday, thirteen were operational, most providing drive-up service only.  “The largest issue we’ve experienced is a lack of electricity to open other locations.” said Dennis Hudson, President & CEO of Seacoast.  Two locations in St. Lucie County are expected to be closed for a longer period of time due to damage from the sustained wind and water brought on by the storm.

First National Bank is offering special Hurricane Relief programs for residents of Martin, St. Lucie, Indian River and Palm Beach counties including short-term loans up to $25,000 at 0% interest with no fees. The offer is effective through September 30, 2004 with no interest through December 31, 2004.  Other programs available include special home equity loan programs with no processing fees or closing costs, deferment of personal or mortgage loan payments for short terms and reimbursement of ATM fees at the customer’s request.  While it is expected that these programs will be needed by the communities, they are not expected to have a material impact on future earnings.

First National Bank has established accounts to benefit the American Red Cross and their disaster relief efforts for both Hurricane Charley and Frances.  Donations are being accepted at all First National Bank offices from Sebastian to Jupiter.

“We are extremely proud of the commitment and dedication exhibited by our employees during this difficult time” said Hudson.  “Many of them are still without the basic necessities of electricity and water and yet they are here working together every day to get us back up and running to serve our customers – it’s simply amazing.”

Seacoast, with approximately $1.4 billion of assets, is one of the largest independent commercial banking organizations in Florida.  Seacoast is headquartered on Florida’s Treasure Coast, which is one of the wealthiest and fastest growing areas in the nation.

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